Tampa Electric Company

TECO Plaza

702 North Franklin Street

Tampa, FL 33602

March 8, 2017

VIA EDGAR

U.S. Securities and Exchange Commission

Division of Corporate Finance

100 F Street, N.E.

Washington, D.C. 20549

Re:	Tampa Electric Company Registration Statement on Form S-3
File No. 333-216310

Ladies and Gentlemen:

The undersigned, Tampa Electric Company, hereby requests, pursuant to Rule 461 under the Securities Act of 1933, as amended, that the effective date for the Registration Statement referred to above be accelerated so that it will be declared effective at 4:00 p.m., Eastern time, on March 10, 2017, or as soon thereafter as is practicable.

Very truly yours,

Tampa Electric Company

/s/ David E. Schwartz
David E. Schwartz
Secretary